ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Focus Variable Annuity

Supplement dated April 19, 2012 to the Contract Prospectus dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **Effective April 30, 2012**, ING Baron Small Cap Growth Portfolio will change its name to ING Baron Growth Portfolio. As of April 30, 2012, all references to the ING Baron Small Cap Growth Portfolio are revised accordingly.

2. **Effective April 30, 2012**, ING Large Cap Growth Portfolio (Class S) is closed for further investment.